[HILB ROGAL & HOBBS LETTERHEAD]

September 29, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jim B. Rosenberg

Senior Assistant Chief Accountant

RE:	Hilb Rogal & Hobbs Company

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 10, 2006

File Number: 000-15981

Dear Mr. Rosenberg:

This letter is in response to the letter dated September 7, 2006 from the staff of the Securities and Exchange Commission (“Commission”) to Martin L. Vaughan, III, Chairman and Chief Executive Officer of Hilb Rogal & Hobbs Company (“Company”). For your convenience, we have included the staff’s comments in this letter with the Company’s response following each staff comment.

In connection with our response to the staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Business

Overview, page 1

1.	Please explain to us why each of the regional operating units described here does not represent a separate reporting segment under the criteria of SFAS 131. If these are not separate segments, please confirm that your chief operating decision maker does not regularly review operating results by each operating unit. In addition, please provide to us the information required to be disclosed by paragraph 37 of SFAS 131 related to revenues by the major lines of business and tell us why you have not made this disclosure in your financial statements. Page 14 of your Form 10-Q for the period ended June 30, 2006 indicates that you have three major lines of business, commercial property & casualty, employee benefits and personal lines.

Response: Regional Operating Units The Company adopted a strategic plan in 1997 which included operating models that were implemented in each of the Company’s profit centers. A profit center is typically an individual stand-alone agency location which may have smaller branch operations attached to it. At the same time, the Company formed regional operating units. Each regional operating unit consists of profit centers located within a specific geographic region and is managed by a Regional Director.

Under the strategic plan’s operating models, each profit center is operated, evaluated and allocated resources based on its individual performance. The Company has continued to use this operating model through 2006. As discussed more fully below, the Company has concluded that the regional operating units do not represent separate reportable segments under the criteria of SFAS 131.

At the end of 2005, the Company’s six regional operating units oversaw approximately 65 individual profit centers. With these profit centers, all of the regional operating units have similar lines of business including commercial property and casualty, employee benefits and personal lines. In their roles, the regional operating units provide the following to the individual profit centers:

•	Communication

•	Leadership

•	Management and coordination of resources among individual profit centers

•	Carrier relationship management

•	Financial supervision to strengthen financial reporting.

As the Company noted in the Item 1 Overview, the purpose of the above is to focus the individual profit centers’ resources on overall client service which includes account retention, new business production, and more timely responses to a broader spectrum of client needs. This regional coordination of resources enhances the abilities of individual profit centers to serve customers beyond that which could be attained on a stand-alone basis.

The following addresses the three characteristics of an operating segment as defined by SFAS 131:

•	The component engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise).

Each individual profit center engages in business activities from which it earns revenues and incurs expenses. All regional operating unit costs are allocated to the individual profit centers. Regional operating unit costs typically consist of compensation and other costs associated with the Regional Director and other regional resources. All revenues generated are associated with the activities of the individual profit centers. Regional operating units do not generate revenues other than through the individual profit centers.

•	The component’s operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

During 2005, the Company’s Chief Executive Officer and the respective Chief Operating Officer or President functioned together as the Company’s CODM. On a monthly basis, these officers received profit/loss statements for each profit center which included various ratios and rankings for profit centers. The CODM’s focus was on the individual profit centers for the purposes of evaluating performance and making resource allocation decisions. The CODM does not regularly review the operating results of the regional operating units for the purposes of assessing their performance and making resource allocation decisions.

This focus is further illustrated by the following. Similar to prior years, the budget process involved detailed reviews by the CODM of the individual profit centers with the Regional Directors. These reviews focused on each individual profit center regarding both its projected performance and resource decisions. Another example is the profitability analysis standard that the CODM applies to each individual profit center. The CODM uses these standards to analyze the profitability of individual production units within a profit center to identify where target margins are not being achieved and to develop a plan for improving the profit center.

Also, the operating results of the regional operating unit are not the primary measure of performance for the individual profit center leaders or the Regional Directors. An individual profit center’s leader receives the majority of his or her incentive bonus compensation based on the individual profit center’s performance. The Regional Director receives the majority of his or her incentive bonus compensation based upon the Company’s financial performance.

•	Discrete financial information is available for the component.

On a monthly basis in 2005 and prior years, the Company generated profit/loss statements for each profit center. These statements included various ratios and metrics for each profit center. In 2006, the Company has developed additional reports for management including the CODM that summarize key financial metrics by profit center.

The Company does generate combined financial statements for each regional operating unit. These combined financial statements are simply a compilation of the individual profit centers’ results. The Company uses these regional statements to assist in the allocation of costs to the individual profit centers and to facilitate assessments of the Regional Directors to determine salary grades and target compensation levels.

Based on the above analysis, the Company concluded that the regional operating units did not meet the SFAS 131 criteria for identification as operating segments. The primary factor in this conclusion was that the CODM does not regularly review the operating results of the regional operating units for the purposes of assessing performance and making resource allocation decisions.

In addition, the Company has considered the quantitative thresholds defined in paragraph 18 of SFAS 131. In 2005, no profit center exceeded the 10% thresholds defined by paragraph 18. The Company has also considered paragraph 24 of SFAS 131 and believes segment presentation by profit center to be impracticable based upon the number of profit centers.

As the Company grows and the CODM’s management approach evolves, the Company will continue to evaluate the application of the SFAS 131 guidance for operating segments in order to provide the proper SFAS 131 disclosures at the appropriate time.

Lines of Business

Concerning the staff’s comment on the Company’s reference to lines of business, while individual lines of business were referenced in the Form 10-Q for the quarter ended June 30, 2006, the Company has historically considered these lines of business to be similar from the perspective of brokering insurance. As such, these lines of business are considered to be part of the overall insurance brokerage group. As disclosed in the “Overview” of Item 1 in the 2005, 2004 and 2003 Form 10-K reports, insurance commissions and fees in lieu of commissions accounted for approximately 94%, 94% and 92% of the Company’s total revenues in 2005, 2004 and 2003, respectively. These commissions and fees represent the revenues related to the insurance brokerage group. The Company considers the remaining portion of revenues immaterial for purposes of paragraph 37 of SFAS 131. Based on this assessment, the Company concluded that no additional disclosure was needed for paragraph 37 of SFAS 131 even though the Company may occasionally refer to individual lines of business that are part of the insurance brokerage group.

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 5

2.	The table of contractual obligations should include interest on long-term debt. Please provide to us a revised table that includes the interest on long-term debt as well as a revised note to the table that explains this inclusion. Also, please explain to us why the maturities of long-term debt disclosed in note D do not agree with the payments due by period for long-term debt in this table.

Response: The Company did not include interest payments on long-term debt in the table of contractual obligations. In future filings, the Company will include interest payments with long-term debt payments in the table of contractual obligations. Following is a revised table of contractual obligations that includes the interest payments on long-term debt as well as a note explaining its inclusion.

The Company has the following future payments related to contractual obligations as of December 31, 2005:

	Payments due by Period
(in millions) Contractual Obligations	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	After 4 years
Long-term debt (1)	$350.7	$38.8	$35.8	$30.2	$30.7	$215.2
Operating leases	115.8	26.8	23.7	18.4	13.9	33.0
Other long-term liabilities	32.2	2.4	4.5	6.1	3.9	15.3
Regulatory settlement	10.0	—	10.0	—	—	—

Total obligations	$508.7	$68.0	$74.0	$54.7	$48.5	$263.5

(1)	Long-term debt includes estimated interest payments related to long-term debt and interest rate swaps that have been designated as cash flow hedges under SFAS 133. As of December 31, 2005, the Company had variable rate debt of $198.0 million and $45.0 million with rates of 6.8% and 6.3%, respectively. The Company estimated interest payments for variable rate debt using the effective interest rates as of December 31, 2005. As of December 31, 2005, the Company had interest rate swaps with a total notional amount of $100.0 million.

Concerning note D, the Company prepared the disclosure of maturities of long-term debt in accordance with SFAS 6, Classification of Short-term Obligations Expected to be Refinanced. The Company prepared the table of contractual obligations based upon the scheduled contractual payment dates of long-term debt. As a result, the table of contractual obligations reflects earlier payment dates as compared to the maturities presented in note D. In addition, the Company disclosed in note D the impact on the current portion of long-term debt as a result of applying SFAS 6.

Notes to Consolidated Financial Statements

Note J – Intangible Assets, page 24

3.	Please provide to us in disclosure-type format a revised discussion of your intangible assets and goodwill to include all of the disclosures required by paragraphs 44 and 45 of SFAS 142. Specifically include the weighted amortization periods of the major classes of intangible assets. Also include the goodwill roll forward for each period for which a statement of financial position is presented.

Response: Concerning your reference to the weighted amortization period of the major classes of intangible assets, the Company interprets this to apply to all intangible assets in each major class as of December 31, 2005 and 2004. The Company has provided below a revised note J that includes the weighted average amortization periods of each major class as of December 31, 2005 and 2004, and the goodwill roll forward for the period from December 31, 2003 to December 31, 2004. In future filings, the Company will include updated forms of these disclosures.

*   *   *   *   *   *   *

NOTE J – INTANGIBLE ASSETS

The Company accounts for goodwill and other intangible assets as disclosed in Note A. In accordance with Statement 142, the Company performed the annual impairment tests of goodwill in 2005, 2004 and 2003. No impairment charge resulted from these tests.

Intangible assets on the consolidated balance sheet consist of the following:

	2005			2004
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (Years)
Amortizable intangible assets:
Customer relationships	$136,614	$31,465	9.9	$129,687	$17,797	9.9
Noncompete/nonpiracy agreements	50,109	18,472	12.5	49,865	13,729	12.9
Tradename	1,922	521	10.3	1,737	248	11.0

Total	$188,645	$50,458		$181,289	$31,774

	Net Carrying Amount			Net Carrying Amount
Indefinite-lived intangible assets:
Goodwill	$625,349			$608,427

Aggregate amortization expense for 2005, 2004 and 2003 was $18.8 million, $13.8 million and $9.8 million, respectively.

Future amortization expense is estimated as follows (in thousands):

2006	$19,067
2007	18,999
2008	18,808
2009	18,039
2010	17,192

The changes in the net carrying amount of goodwill for 2005 and 2004 are as follows (in thousands):

Balance at December 31, 2003	$522,247
Goodwill acquired	91,482
Goodwill disposed	(5,302)

Balance at December 31, 2004	608,427
Goodwill acquired	21,198
Goodwill disposed	(4,276)

Balance at December 31, 2005	$625,349

*   *   *   *   *  *   *

Note P – Commitments and Contingencies, page 28

4.	Please provide to us in disclosure-type format an estimate of the possible loss or range of loss or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. If no such range is determinable as is intimated by your disclosure that you are unable to predict the outcome of these matters, then provide to us in disclosure-type format the actual stated dollar amounts that are being sought in each case as these amounts would seem to be the upper end of the possible range. If no dollar amount is stated or you are unable to determine the dollar amount, disclose that fact along with the reasons why you are unable to determine an actual dollar amount.

Response: In note P, the Company disclosed that it was unable to predict any of the outcomes related to the matters identified as MDL 1663 Class Action, Bensley Class Action, and Securities Class Action. In each of these matters, no stated dollar amount is being sought and discovery was ongoing at the time of the 2005 Form 10-K filing. Due to the uncertainty in each matter, the Company was unable to estimate a range of possible loss that could result from each matter. In future filings, the Company will disclose a range of possible loss or that the Company is unable to estimate a range of possible loss.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 747-6500.

Sincerely,

/s/ Michael Dinkins Michael Dinkins
Executive Vice President and Chief Financial Officer